

January 14, 2013

Via E-mail
Daniel Walker
President
Polar Petroleum Corp.
2248 Meridian Boulevard, Suite H
Minden, Nevada 89423

Re: Polar Petroleum Corp.
Amendment No. 1 to Form 8-K
Filed January 4, 2013
File No. 333-174433

Dear Mr. Walker:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed on January 4, 2013

General

1. We note your disclosure that you no longer consider yourself a shell company, as defined in Rule 12b-2 of the Exchange Act, due to the consummation of the Purchase Agreement of the record title of 17 oil and gas leases from the sellers, Daniel Donkel and Samuel Cade, on November 5, 2012. Further, we note you provide Item 5.06, Change in Shell Company Status, disclosure on page 18 of the Form 8-K. Therefore, since it appears that you were a shell company at the time of entering into the lease purchase agreement with Messrs. Donkel and Cade, you were required to provide Form 10 information under Item 2.01(f) of Form 8-K.

As a result, as noted in our comment 2 from our letter dated December 7, 2012, please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Paul Fischer, Attorney-Adviser, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director